82-5769

02 JUN 17 AM 11:50

UFJ Holdings, Inc

02034933

SUPPL

Address:	UFJ Holdings, Inc. 1-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114, JAPAN
Facsimile:	81-3-3212-5867
Telephone:	81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	June 17, 2002
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	001-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	3 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

PROCESSED
JUN 26 2002
THOMSON
FINANCIAL

dlw 6/19

* If you do not receive all pages please contact us immediately.

UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

June 17, 2002

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

June 17, 2002

To Whom It May Concern:

UFJ Holdings, Inc.

Revision of Conversion Price for Class VII Preferred Share

We hereby give notice that the conversion price for the Class VII Preferred Share of UFJ Holdings, Inc., shall be revised as follows, based on the stipulations for conversion of the said Preferred Share.

Description:

1.	Conversion price after revision:	Yen 493,500
2.	Conversion price before revision:	Yen 704,300
3.	Date applicable:	As from June 30, 2002

<For reference>

Class VII Preferred Share:

(Number of preferred shares issued)

- 200,000 shares as of today.

(Issuance)

When UFJ Holdings, Inc., was established through a stock transfer, one Class VII Preferred Share was issued in exchange for 1,000 of the preferred share described below:

- Second Preference Share of The Toyo Trust & Banking Co., Ltd. (current UFJ Trust Bank Limited)
  (Issued on March 31, 1999; issue price of ¥1,000; 200 thousand shares issued)